Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

August 4, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:     Bulldog Financial, Inc.
Form SB-2 Registration Statement
File No. 333-120689

Dear Mr. Reynolds:

Pursuant to my telephone conversation with you and Janice McGuirk, please be advised as follows:

  Business

  The information requested has been provided and consent has been filed thereto.

  Financial Statements

  New financial statements have been provided together with a new consent from the auditor.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak